Exhibit A

Vail Resorts Contacts:

Investor Relations: Leslie Roubos, (970) 845-2958, lroubos@vailresorts.com

Media: Kelly Ladyga, (970) 845-5720, kladyga@vailresorts.com

VAIL RESORTS ANNOUNCES FISCAL 2002 THIRD QUARTER AND NINE MONTH RESULTS; BEST EVER QUARTER

* FY 2002 third quarter Resort EBITDA reaches $105.9 million.

* FY 2002 third quarter Net Income reaches $46.9 million, or $1.33 per fully diluted share.

VAIL, Colo. - June 6, 2002 - Vail Resorts, Inc. (NYSE: MTN) today announced financial results for the third quarter of fiscal 2002, ending April 30, 2002. The Company also announced that it will no longer separately report its technology activities as a unique segment. Technology activity will be included in Resort EBITDA, both currently and for prior periods.

THIRD QUARTER PERFORMANCE

Resort revenue for the quarter, which excludes revenue from real estate operations, increased 10.3% to $242.4 million from $219.7 million in the comparable period of fiscal 2001. Total revenue for the quarter (including revenue from real estate operations) was $246.9 million compared to the $226.1 million in the same period in 2001, an increase of 9.2%.

Earnings from resort operations before interest, income taxes, depreciation and amortization ("Resort EBITDA") for the second fiscal quarter increased 9.5% to $105.9 million compared to earnings of $96.7 million last year.

Real estate revenue for the third quarter of fiscal 2002 was $4.5 million compared to $6.4 million during the same period of the prior year, a 29.4% decrease due to fully anticipated timing of land sales. The real estate operating loss for the quarter was $1.0 million, compared to an operating loss of $0.8 million in the same period of fiscal 2001.

Net income for the quarter was $46.9 million, or $1.33 per diluted share, compared to last year's third quarter net income of $40.8 million, or $1.16 per diluted share.

Total skier visits during the quarter were down 3.4% to 2.6 million, and did reflect an improvement to the year-over-year skier day performance of the fiscal second quarter.

NINE MONTH PERFORMANCE

Resort revenue for the nine months ended April 30, 2002 increased 4.6% to $482.1 million from $460.8 million in the same period last year. Total revenue was $539.1 million compared to $486.0 million in the first half of fiscal 2001, up 10.9%.

Resort EBITDA for the nine-month period was $137.7 million, an increase of 5.7%.

Real estate revenues for the nine months ended April 30, 2002 were $57.0 million compared to $25.2 million during the same period of the prior year. Real estate operating income for the nine-month period increased $6.8 million to $13.7 million in fiscal 2002, compared to $6.9 million in fiscal 2001.

Net income for the first nine months of fiscal 2002 was $45.4 million, or $1.29 per diluted share, an improvement of 26.5%. Net income for the same nine-month period last year was $35.7 million, or $1.02 per diluted share.

Total skier days for the fiscal 2002 ski season, which ended April 28, 2002, were down 4.3% from the prior year to 4.7 million visits across all four Colorado resorts.

Commenting on the current 2001-2002 ski season, Adam Aron, chairman and chief executive officer of Vail Resorts said, "Vail Resorts is coming off our best ever quarter financially. Our results for this recent quarter, and for that matter the whole ski season, exceeded even our wildest expectations given the challenges the whole of the world's travel industry has faced this year in light of the September 11 tragedy and a weakened national economy."

"We are so appreciative for the tireless efforts of our dedicated managers and employees. Their unrivalled skills and smart actions caused Vail Resorts to generate resilient revenues, manage expenses tightly, and create superb vacation experiences for our customers." added Aron.

Aron continued, "At the end of the fiscal second quarter, I indicated my comfort with a Resort EBITDA forecast for fiscal 2002 equaling that of last year of approximately $117 million (including Technology activity as part of Resort EBITDA). With a successful ski season now behind us, and our recently acquired luxury resort hotel properties having performed, I am now comfortable in providing guidance that Resort EBITDA for fiscal 2002 is likely to reach $120 million, on a same-store basis excluding the fully anticipated $3 million Resort EBITDA loss related to owning Heavenly only for the last three months of the fiscal year. We are also comfortable with a range for fiscal 2002 EPS of $0.55 to $0.59 prior to the effect of Heavenly, and $0.44 to $0.48 after taking into effect partial and late in the year Heavenly ownership".

HIRING OF PRICEWATERHOUSECOOPERS AND RELATED ISSUE

On May 10, 2002, the Company announced that it was changing its public auditor to PricewaterhouseCoopers LLP, replacing Arthur Andersen LLP, which had served as the Company's external accountants for a decade. As part of the transition to new auditors, PwC has advised the Company that it believes a change in accounting principle should occur in a small part of the Company's business activity, namely the sale of memberships in private member clubs which has historically represented about 1-2% of Vail Resorts reported Resort Revenue. Upon the sale of a club membership, the Company historically has recognized 100% of the cash proceeds of club membership initiation fees, and after such cash has in fact been received by the Company, as revenue in the period of the sale. PwC has advised the Company that in its view such revenue should be amortized over a period of years, and also that historical financial results should be restated accordingly. Such an action would shift revenue recorded in prior periods to revenue being recognized instead in future periods in corresponding amounts. As the memberships were in fact sold, and the resulting cash was in fact received, the Company's cash balances and cash flow statement will be completely unaffected by whatever change may occur to this revenue recognition policy.

The Company and PwC are evaluating the period over which this revenue should be recognized, although that evaluation has not been completed. Also, the Company has not yet obtained the concurrence of its prior accountants to any such restatement of historical revenue.

Accordingly, no adjustments have been made to the financial information presented in this press release to reflect any change in the Company's revenue recognition policy for club initiation fees in current or prior periods. The estimates that follow are provided to illustrate the impact of the use of a potential range of alternative amortization periods for club initiation fees, pending a final determination of this issue.

Based on the Company's current discussions with its new auditors as to the possible range of amortization periods that may be used: the impact for the quarter ended April 30, 2002, would range from an increase in Resort EBITDA of approximately $900,000 (if a shorter amortization period is used) to an increase in Resort EBITDA of $140,000 (if a longer amortization period is used); and for the nine months ended April 30, 2002, the impact would range from an increase in Resort EBITDA of approximately $265,000 ( if a shorter period is used) to a decrease in Resort EBITDA of approximately $2,000,000 (if a longer period is used).

Similarly, for the quarter ended April 30, 2001, the impact would range from an increase in Resort EBITDA of approximately $650,000 (shorter period) to a decrease of approximately $50,000 (longer period); and for the nine months ended April 30, 2001, the impact would range from a decrease in Resort EBITDA of approximately $3,100,000 (shorter period) to a decrease in Resort EBITDA of approximately $5,100,000 (longer period).

The estimated impact for the full fiscal years ended 1999, 2000 and 2001 would range in reductions in Resort EBITDA from $3.6 to $4.9 million in 1999; from $6.0 to $8.2 million in 2000; and from $4.2 to $6.9 million in 2001.

The effect of the above such changes on net income would be a lessening of the change by approximately 40% reflecting the tax implications of such changes.

The Company is actively working with its new and prior auditors to resolve the matter as expeditiously as possible, and will make a public announcement after a final decision is reached.

CONFERENCE CALL

For further discussion of the contents of this press release, please listen to our live webcast today at 11:00 am ET, available on www.vailresorts.com.

Vail Resorts, Inc. is the premier mountain resort operator in North America. The Company's subsidiaries operate the mountain resorts of Vail, Beaver Creek, Breckenridge and Keystone in Colorado, Heavenly Resort in California and Nevada and the Grand Teton Lodge Company in Jackson Hole, Wyo. In addition, the Company's Rockresorts luxury resort hotel company operates 11 resort hotels throughout the United States. The Vail Resorts corporate website is www.vailresorts.com and the consumer website is www.snow.com.

Vail Resorts is a publicly held company traded on the New York Stock Exchange (NYSE: MTN).

Statements in this press release, other than statements of historical information, are forward looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Such risks and uncertainties include but are not limited to general business and economic conditions, competitive factors in the ski and resort industries, failure to successfully integrate acquisitions, failure to achieve the expected improvement and to sustain the improved performance for fiscal year-end results, the impact of the September 11 terrorist attacks on the travel industry and the company and/or misinterpretation of same, the possibility of additional terrorist attacks; all the uncertainties and issues arising therefrom, positive or negative, related to the potential change in accounting principal, if any and of any magnitude whether within or without the ranges detailed above, of the revenue recognition of club membership fees; and the weather. Investors are also directed to other risks discussed in documents filed by the Company with the Securities and Exchange Commission.